Exhibit 99.61

SolarBank Awards Contract to Polar Racking for 10 MW New York Landfill Solar Projects

●	Polar Racking was selected to supply its CORE fixed tilt ground mount solar racking and ballasted foundations and complete a full mechanical installation of the solar projects.

Toronto, Ontario, July 26, 2023 — SolarBank Corporation (CSE: SUNN; OTC: SUUNF; FSE: GY2) (“SolarBank” or the “Company”) is pleased to announce that it has awarded a contract to Polar Racking, a leading North American supplier and manufacturer of solar mounting solutions, to supply its CORE fixed tilt ground mount solar mounting solution, and ballasted foundations to the Manlius and Geddes projects that are being developed by the Company. The Manlius project is being developed by the Company for Solar Advocate Development LLC and, subject to receipt of financing, the Company intends to own and operate the Geddes project.

The two solar projects totalling 10 megawatts (MW) DC are repurposing two closed landfills, addressing two critical challenges: the need for clean energy and the transformation of contaminated l and into valuable assets. Polar Racking was selected as the supplier and installer for these sites because of its innovative ballasted foundation product line, designed to securely anchor fixed tilt and tracker solar racking solutions, and their experience supplying landfill sites. Most recently, Polar Racking supplied ballasted foundations and racking for the 92.5 MW solar projects, Deerfoot and Barlow, located in the city Calgary, Alberta, Canada.

“We selected Polar Racking’s ground mount solar solution because of the innovative and proven engineering design that stands behind it,” says Andrew van Doorn, Chief Operating Officer of the Company. “Companies like Polar Racking are extending boundaries of where we can safely build large-scale solar projects, supporting our goal to drive the energy transition forward.”

“Polar Racking is thrilled to be supplying and constructing the two landfill solar projects in New York for a customer we’ve worked on over 20 projects with. We view this as a testament to our unwavering commitment to brownfield redevelopment and delivering top-quality solutions that meet the evolving needs of the solar industry,” stated Vishal Lala, Managing Partner of Polar Racking. “This recognition affirms our expertise and validates the trust our customers and partners place in us as we work together to drive forward innovation in solar racking and mounting solutions, while offering the highest levels of customer service.”

Polar Racking’s solar mounting solutions and ballasted foundations are renowned for their quick assembly, robustness, and adaptability to a varying terrain of solar projects. With a focus on innovation and engineering excellence, the company continuously strives to develop industry-leading solutions that optimize energy generation, streamline installation processes, and ensure long-term system reliability.

As the supplier of over 3 Gigawatts across North America with a future pipeline of 3.4 gigawatts (GW), Polar Racking reinforces its commitment to quality, innovation, and customer satisfaction.

There are several risks associated with the development of the projects disclosed in this press release. The development of any project is subject to receipt of required permits, the continued availability of third-party financing arrangements for the Company and the risks associated with the construction of a solar power project. In addition, governments may revise, reduce or eliminate incentives and policy support schemes for solar power, which could result in future projects no longer being economic. Please refer to “Forward-Looking Statements” for additional discussion of the assumptions and risk factors associated with the statements in this press release.

About Polar Racking

Founded in 2009 with offices in Ontario, Alberta and the US, Polar Racking is a North American leader in PV mounting with a strong market share, specializing in commercial and utility-scale ground-mount, single-axis tracker, and carport solutions. With over 3 GW of PV mounting systems installed in North America, Polar Racking is focused on developing innovative racking solutions that enable its clients to build and own systems at the lowest installed cost per kWh. To learn more about Polar Racking, please visit: www.polarracking.com.

About SolarBank Corporation

SolarBank Corporation is an independent renewable and clean energy project developer and owner focusing on distributed and community solar projects in Canada and the USA. The Company develops solar projects that sell electricity to utilities, commercial, industrial, municipal and residential off-takers. The Company maximizes returns via a diverse portfolio of projects across multiple leading solar markets including projects with utilities, host off-takers, community solar, and virtual net metering projects. The Company has a potential development pipeline of over one gigawatt and has developed renewable and clean energy projects with a combined capacity of over 70 megawatts built. To learn more about SolarBank, please visit www.solarbankcorp.com.

For further information, please contact:

SolarBank Corporation

Tracy Zheng

Email: tracy.zheng@solarbankcorp.com

Phone: 416.494.9559

Polar Racking

Janet Janzen

Email: Janet.janzen@oyaventures.com

Phone: 416-840-3358 x.131

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements and forward-looking information within the meaning of Canadian securities legislation (collectively, “forward-looking statements”) that relate to the Company’s current expectations and views of future events. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “expects”, “will continue”, “is anticipated”, “anticipates”, “believes”, “estimated”, “intends”, “plans”, “forecast”, “projection”, “strategy”, “objective” and “outlook”) are not historical facts and may be forward-looking statements and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in such forward-looking statements. In particular and without limitation, this news release contains forward-looking statements pertaining to the Company’s expectations regarding its industry trends and overall market growth; the Company’s growth strategies the expected energy production from the solar power project mentioned in this press release; the details of and benefits from the contract with Polar Racking; the Company’s ownership of the Geddes project; and the Company’s development pipeline. No assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon. These statements speak only as of the date of this news release.

Forward-looking statements are based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate, and are subject to risks and uncertainties. In making the forward looking statements included in this news release, the Company has made various material assumptions, including but not limited to: obtaining the necessary regulatory approvals; that regulatory requirements will be maintained; general business and economic conditions; the Company’s ability to successfully execute its plans and intentions; the availability of financing on reasonable terms; the Company’s ability to attract and retain skilled staff; market competition; the products and services offered by the Company’s competitors; that the Company’s current good relationships with its service providers and other third parties will be maintained; and government subsidies and funding for renewable energy will continue as currently contemplated. Although the Company believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and the Company cannot assure that actual results will be consistent with these forward-looking statements. Given these risks, uncertainties and assumptions, investors should not place undue reliance on these forward-looking statements.

Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors, including those listed under “Forward-Looking Statements” and “Risk Factors” in the final long form prospectus of the Company dated February 10, 2023, and other public filings of the Company, which include: the Company may be adversely affected by volatile solar power market and industry conditions; the execution of the Company’s growth strategy depends upon the continued availability of third-party financing arrangements; the Company’s future success depends partly on its ability to expand the pipeline of its energy business in several key markets; governments may revise, reduce or eliminate incentives and policy support schemes for solar and battery storage power; general global economic conditions may have an adverse impact on our operating performance and results of operations; the Company’s project development and construction activities may not be successful; developing and operating solar projects exposes the Company to various risks; the Company faces a number of risks involving Power Purchase Agreements (“PPAs”) and project-level financing arrangements; any changes to the laws, regulations and policies that the Company is subject to may present technical, regulatory and economic barriers to the purchase and use of solar power; the markets in which the Company competes are highly competitive and evolving quickly; an anti-circumvention investigation could adversely affect the Company by potentially raising the prices of key supplies for the construction of solar power projects; foreign exchange rate fluctuations; a change in the Company’s effective tax rate can have a significant adverse impact on its business; seasonal variations in demand linked to construction cycles and weather conditions may influence the Company’s results of operations; the Company may be unable to generate sufficient cash flows or have access to external financing; the Company may incur substantial additional indebtedness in the future; the Company is subject to risks from supply chain issues; risks related to inflation; unexpected warranty expenses that may not be adequately covered by the Company’s insurance policies; if the Company is unable to attract and retain key personnel, it may not be able to compete effectively in the renewable energy market; there are a limited number of purchasers of utility-scale quantities of electricity; compliance with environmental laws and regulations can be expensive; corporate responsibility may adversely impose additional costs; the future impact of COVID-19 on the Company is unknown at this time; the Company has limited insurance coverage; the Company will be reliant on information technology systems and may be subject to damaging cyberattacks; the Company may become subject to litigation; there is no guarantee on how the Company will use its available funds; the Company will continue to sell securities for cash to fund operations, capital expansion, mergers and acquisitions that will dilute the current shareholders; and future dilution as a result of financings.

The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. New factors emerge from time to time, and it is not possible for the Company to predict all of them, or assess the impact of each such factor or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. Any forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.